DLA Piper US LLP 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com

Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

September 15, 2009

Via Courier and EDGAR

Erin E. Martin, Attorney-Advisor

William Demarest, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Resource Real Estate Opportunity REIT, Inc.

Amendment No. 1 to Form S-11

Filed on September 15, 2009

File No. 333-160463

(Confidential, For Use of the Commission Only)

Dear Ms. Martin and Mr. Demarest:

On behalf of our client, Resource Real Estate Opportunity REIT, Inc. (“we,” “us” or the “Company”), and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 1 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Alan F. Feldman of the Company dated July 30, 2009 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 1 along with four additional copies marked to indicate the location of changes from the Company’s initial filing of the registration statement filed on July 7, 2009, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the clean, unmarked version of Amendment No. 1 as filed on EDGAR.

Securities and Exchange Commission

September 15, 2009

Form S-11

General

1.	Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: Prior to first use, we will provide the Staff with supplemental copies of any additional graphics, maps, photographs, and related captions or other artwork that we intend to use in the prospectus. As filed on July 7, 2009, the Company’s prospectus front and back cover pages and page B-1 of the Company’s Form of Subscription Agreement included the Company’s logo. This is the only graphic the Company has prepared to date. We will provide any additional graphics as they become available.

2.	Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

Response: Pursuant to Item 19 of Industry Guide 5, we will provide you with any promotional material and sales literature, including material to be used only by broker-dealers, prior to its use. The Company has not yet prepared such materials, but we will provide these materials when they are available.

3.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response: Neither we nor our Operating Partnership nor any of the subsidiaries of our Operating Partnership intend to register as an investment company under the Investment Company Act. We expect that most of our assets will be held, directly or indirectly, through wholly owned or majority-owned subsidiaries of our Operating Partnership. We further expect that most of these subsidiaries will be able to rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. The other subsidiaries of our Operating Partnership should be able to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act. Depending upon the composition of our portfolio, we expect that we and our Operating Partnership will either (i) not meet the definition of an investment company under Section 3(a)(1) or (ii) meet the exception from the definition of an investment company under Section 3(c)(6).

Securities and Exchange Commission

September 15, 2009

The SEC staff’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate” (“Qualifying Assets”); at least 80% of its assets in Qualifying Assets plus real estate-related assets (“Real Estate-Related Assets”); and no more than 20% of the value of its assets in other than Qualifying Assets and Real Estate-Related Assets (“Miscellaneous Assets”). To constitute a Qualifying Asset under this 55% requirement, a real estate interest must meet various criteria; therefore, certain of our subsidiaries will be limited by the provisions of the Investment Company Act with respect to the value of the assets that they may own at any given time.

Under Section 3(a)(1) of the Investment Company Act, an issuer is not deemed to be an “investment company” if:

•	it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities; and

•

it neither is engaged nor proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis (the “40% Test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

Depending on the nature of our portfolio, we believe that we and our Operating Partnership may be able to satisfy both tests above. With respect to the 40% Test, we expect that most of the entities through which we and our Operating Partnership own our assets will be wholly owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies). If, however, the value of the subsidiaries of our Operating Partnership that must rely on Section 3(c)(1) or Section 3(c)(7) is greater than 40% of the value of the assets of our Operating Partnership (which is most likely to occur if such subsidiaries do not own a sufficient amount of Qualifying Assets or Real Estate-Related Assets to rely on Section 3(c)(5)(C)), then we and our Operating Partnership may seek to rely on Section 3(c)(6) if we and our Operating Partnership are “primarily engaged,” through wholly owned and majority-owned subsidiaries, in the business of purchasing or otherwise acquiring mortgages and other interests in real estate. Although the SEC staff has issued little interpretive guidance with respect to Section 3(c)(6), we believe that we and our Operating Partnership may rely on Section 3(c)(6) if 55% of the assets of our Operating Partnership consist of, and at least 55% of the income of our Operating Partnership is derived from, Qualifying Assets owned by wholly owned or majority-owned subsidiaries of our Operating Partnership.

Regardless of whether we and our Operating Partnership must rely on Section 3(c)(6) to avoid registration as an investment company, we expect to limit the investments that we make, directly or indirectly, in assets that are not Qualifying Assets and in assets that are not Real Estate-Related Assets. We discuss below how we will treat our potential investments and our interests in the subsidiaries of our Operating Partnership that own them under the Investment Company Act.

Real Property

Securities and Exchange Commission

September 15, 2009

We will treat an investment in real property as a Qualifying Asset.

Mortgage Loans

We will treat a first mortgage loan as a Qualifying Asset provided that the loan is fully secured, i.e., the value of the real estate securing the loan is greater than the value of the note evidencing the loan. If the loan is not fully secured, the entire value of the loan will be classified as a Real Estate Related Asset. We will treat mortgage loans that are junior to a mortgage owned by another lender (“Second Mortgages”) as Qualifying Assets if the real property fully secures the Second Mortgage.

Participations

A participation interest in a loan will be treated as a Qualifying Asset only if the interest is a participation in a mortgage loan, such as an A-Note or a B-Note, that meets certain criteria.1 Although the SEC staff has not taken a position with respect to A-Notes, we will treat an A-Note as a Qualifying Asset if the A-Note is fully secured and the subsidiary owning the A-Note is the controlling investor with the ability to foreclose on the mortgage. We will treat a B-Note as a Qualifying Asset when our subsidiary’s investment in the B-Note meets the criteria recently set forth in an SEC no-action letter, that is:

•	the B-Note is a participation interest in a mortgage loan that is fully secured by real property;

•

our subsidiary as B-Note holder has the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower, and our subsidiary’s returns on the B-Note are based on such payments;

•	our subsidiary invests in the B-Note only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan;

•

our subsidiary as B-Note holder has approval rights in connection with any material decisions pertaining to the administration and servicing of the mortgage loan and with respect to any material modification to the mortgage loan agreements; and

[1]	We define A-Notes and B-Notes as follows:

B-Notes are junior participations in a first mortgage loan on a single property or group of related properties. The senior participation is known as an A-Note. Although a B-Note may be evidenced by its own promissory note, it shares a single borrower and mortgage with the A-Note and is secured by the same collateral. B-Note lenders have the same obligations, collateral and borrower as the A-Note lender, but in most instances B-Note lenders are contractually limited in rights and remedies in the event of a default. The B-Note is subordinate to the A-Note by virtue of a contractual or intercreditor arrangement between the A-Note lender and the B-Note lender. For the B-Note lender to actively pursue its available remedies (if any), it must, in most instances, purchase the A-Note or maintain its performing status in the event of a default on the B-Note. The B-Note lender may in some instances require a security interest in the stock or partnership interests of the borrower as part of the transaction. If the B-Note holder can obtain a security interest, it may be able to accelerate gaining control of the underlying property, subject to the rights of the A-Note holder. These debt instruments are senior to the mezzanine debt tranches described below, though they may be junior to another junior participation in the first mortgage loan. B-Notes may or may not be rated by a recognized rating agency.

Securities and Exchange Commission

September 15, 2009

•

in the event that the mortgage loan becomes non-performing, our subsidiary as B-Note holder has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) purchase the A-Note at par plus accrued interest, thereby acquiring the entire mortgage loan.

If these conditions are not met, we will treat the B-Note as a Real Estate Related Asset.

Mezzanine Loans

We intend for a portion of our investments to consist of real estate loans secured by 100% of the equity securities of a special purpose entity that owns real estate (“Mezzanine Loans”). We will treat our Mezzanine Loans as Qualifying Assets when our subsidiary’s investment in the loan meets the criteria set forth in an SEC no-action letter, that is:

•	the loan is made specifically and exclusively for the financing of real estate;

•	the loan is underwritten based on the same considerations as a second mortgage and after our subsidiary performs a hands-on analysis of the property being financed;

•	our subsidiary as lender exercises ongoing control rights over the management of the underlying property;

•	our subsidiary as lender has the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan;

•	the true measure of the collateral securing the loan is the property being financed and any incidental assets related to the ownership of the property; and

•	our subsidiary as lender has the right to foreclose on the collateral and through its ownership of the property-owning entity become the owner of the underlying property.

Convertible Mortgages

A convertible mortgage is a mortgage loan coupled with an option to purchase the underlying real estate. Although the SEC staff has not taken a position with respect to convertible mortgages, we intend to treat a convertible mortgage as two assets: a mortgage and an option. We will value the mortgage as though the option did not exist and treat it as either a Qualifying Asset or a Real Estate-Related Asset according to the positions set forth above. We will assign the option an independent value and treat the option as a Real Estate-Related Asset.

Other Real Estate-Related Loans

We will treat the other real estate-related loans described in this prospectus, i.e., bridge loans, mortgage loans, construction loans, investments in distressed debt and loans on leasehold interests, as Qualifying Assets if such loans are fully secured by real estate With respect to construction loans, we will treat only the amount outstanding at any given time as a Qualifying Asset or Real Estate-Related Asset, depending

Securities and Exchange Commission

September 15, 2009

upon whether the value of the property securing the loan at that time exceeds the outstanding loan amount plus any amounts owed on loans senior or equal in priority to our construction loan.

Real Estate-Related Debt Securities

We will treat a commercial mortgage-backed security as a Qualifying Asset if the certificate represents all of the beneficial interests in a pool of mortgages, referred to as a “whole pool” certificate. However, we expect to treat a partial pool certificate as a Real Estate-Related Asset unless counsel advises us that the SEC’s Division of Investment Management has provided guidance (whether formal or informal) that a partial pool certificate may be treated as a Qualifying Asset and that our partial pool certificate meets the criteria stipulated by the SEC.

Joint Venture Interests

When measuring Section 3(c)(6) and Section 3(c)(5)(C) compliance, we will calculate asset values on an unconsolidated basis, which means that when assets are held through another entity, we will treat the value of our interest in the entity as follows:

1.	If we own less than a majority of the voting securities of the entity, then we will treat the value of our interest in the entity as Real Estate-Related Assets if the entity engages in the real estate business, such as a REIT relying on Section 3(c)(5)(C), and otherwise as Miscellaneous Assets.

2.	If we own a majority of the voting securities of the entity, then we will allocate the value of our interest in the entity among Qualifying Assets, Real Estate-Related Assets and Miscellaneous Assets in proportion to the entity’s ownership of Qualifying Assets, Real Estate-Related Assets and Miscellaneous Assets.

3.	If we are the general partner or managing member of a entity, then (i) we will treat the value of our interest in the entity as in item 2 above if we are actively involved in the management and operation of the venture and our consent is required for all major decisions affecting the venture and (ii) we will treat the value of our interest in the entity as in item 1 above if we are not actively involved in the management and operation of the venture or our consent is not required for all major decisions affecting the venture.

Absence of No-Action Relief

We have not sought a no-action letter from the SEC staff regarding how our investment strategy fits within the exceptions from registration under the Investment Company Act on which we and our subsidiaries intend to rely. To the extent that the SEC’s Division of Investment Management provides more specific or different guidance regarding the treatment of assets as Qualifying Assets or Real Estate-Related Assets, we may be required to adjust our investment strategy accordingly.

Securities and Exchange Commission

September 15, 2009

4.	Please provide the disclosure required by Items 5 and 19 of Form S-11. Please revise or advise.

Response: Because there is no substantial disparity between the public offering price of the proposed registered common stock offering and the effective cash cost to officers, directors and promoters of common stock acquired by them during the past five years, we have not included Item 5. of Form S-11 dilution disclosure. Moreover, the only acquisition of common stock consisted of the purchase of $200,000 in common stock at the proposed public offering price.

With regard to Item 19 of Form S-11, we have not included a separate caption for legal proceedings because as of the date of filing Amendment No. 1, there are no material pending legal proceedings.

5.	Please provide us with highlighted copies of any study, report or book that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement. We note the following statements:

•	“According to Torto Wheaton Research, from 1980 to 1989, over 2.2 million apartment unties were completed in the top 50 . . . ,” page 103;

•	“A recent publication entitle A Case for Investing in U.S. Apartments, Torto Wheaton Research, (March 2009) elaborated on my of the reasons our sponsor has focused on . . . ,” page 105;

•	“According to Richard Florida, author of The Rise of the Creative Class and How It’s Transforming Work, Leisure, Community and Everyday Life . . . , page 106

•	“(See Megaregions: The Important of Place, Richard Florida (Harvard Business Review, March, 2008)),” page 107; and

•	“As described in David Brook’s book On Paradise Drive, How We Live Now (And Always Have) in the Future Tense . . . ,” page 107.

Response: Please see the attached supplemental submission including those materials publicly available and cited in this prospectus.

Securities and Exchange Commission

September 15, 2009

Front Cover Page of Prospectus

6.	We note that your charter places some restrictions on the transferability of your common stock. Please include a statement on the cover page that discloses this to investors and include a cross-reference to the page in the prospectus where a discussion of the restriction appears. Refer to Item 1(b) of Form S-11 for guidance.

Response: Pursuant to the Staff’s request, we have revised the coverpage to include a statement regarding our limitations on ownership and transferability of our shares of common stock.

Prospectus Summary, page 1

7.	We note that you have a particular focus on multifamily assets and that your targeted portfolio will consist of commercial real estate assets, principally (i) non-performing or distressed loans (ii) real estate owned by financial institutions, (iii) value-added multifamily rental properties, (iv) discounted investment-grade commercial mortgage-backed securities and (v) other real estate related assets. Please revise to state your anticipated holdings of each of your targeted assets and clarify if your focus on multifamily assets applies to each of your various asset classes. In addition, please disclose the target assets you intend to acquire if you only raise the minimum amount or an amount substantially less than your maximum. Please include similar disclosure in your “Use of Proceeds” section.

Response: We have revised our disclosure in the “Summary” on page 10 and footnote 4 to our “Use of Proceeds” section on page 76 to state that we anticipate holding approximately 50% of our total assets in the targeted asset categories (i) and (ii) and 25% of our total assets each in categories (iii) and (iv) listed above with only a de minimis amount of our assets to be held in any other real estate related assets and that multifamily assets applies to categories (i) through (iii). If we raise only the minimum offering amount, we anticipate we will focus only on acquiring targeted asset categories (i) and (ii).

8.	Please revise to expand your disclosure to describe the sponsor and the actual operating entity that will be providing the substantive advisory services through the recently formed advisor.

Response: Please note on page 7 of the prospectus, where we include descriptions of our advisor, Resource Real Estate, Inc. and the parent of our advisor, Resource America, Inc. Please note we expect our advisor will provide substantive advisory services to us and will be supported by our sponsor, Resource Real Estate, Inc., and its personnel in providing such services to us.

Securities and Exchange Commission

September 15, 2009

Are there any risks involved in an investment in your shares?, page 2

9.	Please revise to quantify and briefly describe the fees paid to your advisor and its affiliates. In addition, please quantify the percentage of debt you intend to incur and discuss whether you have any limitations on the amount of debt you can incur.

Response: We refer the Staff to page 5 where we have included the summary compensation table describing all fees paid to the advisor and its affiliates and our disclosure in the “Management Compensation” section quantifying all such fees. We have revised this question and answer to cross-reference the summary compensation table and include a statement that we will not exceed a 75% charter limitation on the amount of debt we may incur. Although our charter limits our leverage to 75%, we estimate that our leverage, under current lending market conditions, will be approximately 35% on a portfolio-wide basis.

Will your advisor make an investment in us?, page 4

10.	We note that your advisor will exchange 4,900 shares of your common stock for 49,000 shares of your convertible stock at $1.00 per share. Please revise to discuss the purpose of these shares.

Response: Per Amendment No. 1, please note that prior to the commencement of this offering, our advisor will exchange 4,500 shares of our common stock for 45,000 shares of our convertible stock available at $1.00 per share. The remaining 5,000 shares of convertible stock will be offered through a potential private placement offering with the expectation that any unsold shares from the private placement will be purchased by the Advisor. Please see the summary compensation table on page 17, which describes the purpose of the convertible shares held by the advisor to serve as the vehicle for the advisor to receive its incentive fee.

11.	We note your ownership chart on page 10. Please include the ownership percentages of the various entities or clarify if they are wholly-owned.

Response: We have revised the chart on page 13 to include footnote disclosure describing the ownership percentages of the relevant entities as wholly owned by the entity displayed immediately above that entity.

What are the fees that you will pay to the advisor and its affiliates?, page 10

12.

We note that you include the acquisition fees assuming the maximum offering and no debt. Please revise to clarify whether you intend to incur debt as part of your business strategy or remove the reference to no debt. In addition, please disclose debt financing

Securities and Exchange Commission

September 15, 2009

fees assuming you use debt financing equal to the maximum amount permitted by your policy and raise and invest the maximum offering amount.

Response: We had provided the offering with and without debt as that has been the industry practice for many years and the actual % use of debt is only an estimate and actually represents a blend of different estimated leverage ratios for different types of assets. Further, in light of the current credit market, it is unclear what credit will actually be available in future in this market. However, in light of the Staff’s request, we deleted the reference to acquisition fees assuming the minimum and maximum offering amounts with no debt and included the acquisition fees assuming our targeted level of 35% leverage rather than the maximum 75% amount permitted in our charter. With respect to the debt financing fee, we believe that it could be misleading to try to provide an estimate. The amount of the fee is not only depending on the Company’s overall leverage, but it also depends on whether the debt is incurred in connection with a property acquisition (in which case that amount would be part of the basis for the asset management fee and would not entitle the advisor to a debt financing fee) or is incurred subsequent to an acquisition, such as in connection with a refinancing or entering into a credit facility (in which case the debt financing fee would be payable). As the Company expects most of its indebtedness to be incurred at the time of acquisition, to show a debt financing fee at 35% or 75% leverage would greatly overstate the amount of such fees.

13.	We note, for the purposes of the asset management fee that “cost” will equal the amount actually paid and/or budgeted. Please revise to clarify how a “budgeted” amount would be used to calculate this fee.

Response: We have added footnote 5 to the management compensation table on page 93 to include an example that illustrates how a “budgeted” amount is used to calculate the fee. The example provided is as follows: if we purchase a value add multifamily property for $2 million initially, but we plan or budget to invest another $1 million to upgrade the property in line with our business plan, the total budgeted cost would be $3 million. For purposes of calculating the asset management fee, $3 million would be the number we would use to calculate the fee.

14.	We note that you will reimburse your advisor the allocable share of costs for advisor personnel and overhead. Please revise to clarify whether you will reimburse your advisor salaries and other employment expenses.

Response: We have revised the summary compensation table and management compensation table found in the body of the prospectus to clarify that we are not prohibited from reimbursing the advisor for certain allocable personnel salaries and other employment expenses.

Securities and Exchange Commission

September 15, 2009

How long will this offering last?, page 19

15.	We note that the offering will terminate two years from the date of the prospectus, unless extended. Please revise to state the final termination date of the extension period. In addition, clarify what you mean by your reference to “rules promulgated by the SEC.”

Response: We have revised our disclosure to clarify that our termination date will be             , 2011 unless extended by one year or              2012. Should we determine to register a follow-on offering, as permitted by rules promulgated by the SEC, we may extend the offering up to an additional 180 days beyond             , 2012. “Rules promulgated by the SEC” refer to Rule 415(a)(5)(ii)(A), which permits issuers that have filed a follow-on registration statement to continue to offer and sell securities registered in the initial offering up until the earlier of (i) the effectiveness of the follow-on registration statement following the third anniversary of the effective date of the registration statement for the initial offering or (ii) 180 days following the third anniversary of the effective date of the registration statement for the initial offering.

Risk Factors, page 25

Risks Related to an Investment in Us, page 25

“There is no public trading market for your shares . . . ,” page 25

16.	Refer to comment 6 above. Please revise this risk factor to disclose to potential investors that there is a restriction on transferability of their investment in you, which creates added difficulty in selling their shares.

Response: Pursuant to the Staff’s request, we have revised page 28 to clarify the transfer restriction in this risk factor.

Management, page 69

17.	Please update your disclosure prior to effectiveness to disclose your three independent directors. Please also indicate if any of these persons serves as a director of, or has an ownership interest in, another real estate investment program that is sponsored by your advisor. To that effect, we note your disclosure on page 69 that “[s]erving as a director of, or having an ownership interest in, another Resource Real Estate-sponsored program will not, by itself, preclude independent-director status.”

Response: Prior to effectiveness, we will identify our three independent directors.

Securities and Exchange Commission

September 15, 2009

Audit Committee, page 70

18.	Please revise your disclosure to indicate whether one of the audit committee members will qualify as an “audit committee financial expert” or explain why you have determined not to include a “financial expert” on the audit committee.

Response: Prior to effectiveness, we intend to identify the independent director who will qualify as our audit committee financial expert.

Our Advisor, page 74

19.	Please revise to disclose the amount of time your executive officers will devote to you. Furthermore, we note your disclosure beginning on page 86. To the extent that they are involved in the management of other Resource Real Estate-sponsored programs, please disclose their duties, responsibilities and time allocation to those other programs. Similar disclosure should also appear in your “Conflicts of Interest” section.

Response: Pursuant to the Staff’s request, we have revised this section on pages 95-96 and the “Conflict of Interest” section to disclose that our officers, other than David Bloom, will devote 60% of their time to us and 40% of their time will remain devoted performing similar duties and responsibilities to other Resource Real Estate-sponsored programs or the parent of our sponsor, Resource America. David Bloom will devote 20% of his time to us and 80% to other Resource Real Estate-related programs and Resource America.

The Advisory Agreement, page 74

20.	Please revise your disclosure to indicate when the advisory agreement became effective.

Response: We have revised the disclosure to indicate that the Advisory Agreement became effective on September 14, 2009.

Conflicts of Interest, page 86

21.	Please revise your disclosure to address the conflict of interest that is presented when determining whether to pursue liquidation or listing, including a discussion of the benefits the advisor would receive by pursuing listing over liquidation.

Response: We have revised our conflicts of interest disclosure on page 96 to address the interests of the advisor when determining whether to pursue liquidation or listing by discussing the potential benefit to the advisor should we determine it to be in the best interests of the stockholders to internalize prior to listing. We note that the benefit of internalizing the advisory function would not exist in a liquidation.

Securities and Exchange Commission

September 15, 2009

Our Affiliates’ Interests in Other Resource Real Estate Programs, page 86

22.	We note that you have ten programs with similar investment objectives. Please expand this disclosure to specifically identify those programs which are in direct competition with you.

Response: In response to the Staff’s comment, we have revised to clarify our disclosure on page 94.

Investment Objective and Policies, page 95

Conditions to Closing Debt Investments, page 99

23.	We note your statement that “[y]our advisor will typically perform a diligence review on each property underlying any mortgage, loan or other debt security that we purchase” (emphasis added). Please expand your disclosure to provide examples of when your advisor may not performance a diligence review.

Response: In response to the Staff’s comment, we have revised the disclosure to delete the word “typically” and confirm that we will perform a due diligence review with respect to each asset acquired.

Experience Buying, Improving and Selling Discounted Real Estate Related Debt, page 100

24.	We note the table on pages 100 and 101 and footnote 3 on page 101. Please revise the disclosure to clarify the nature of your investment for each property listed, the type of debt (first mortgage, mezzanine, B Note, etc.), how long you held each investment and the geographic location of each property. In addition, please quantify all your expenses relating to each investment.

Response: Pursuant to the Staff’s request, we have revised the table on pages 109-110 to clarify the nature of each investment and the footnote to confirm that we have quantified those expenses relating to each investment.

Our Multifamily Focus, page 105

25.	Please tell us the basis for management’s belief that “[o]ver the past 30 years, multifamily rental properties have produced higher returns with lower volatility than the other major real estate sectors . . . .”

Response: We have revised this disclosure to cite to the Torto Wheaton report cited in comment no. 5.

Securities and Exchange Commission

September 15, 2009

Plan of Operation, page 120

26.	Please revise to provide detailed disclosure regarding how your business plan will be impacted if you raise only the minimum amount of the offering or significantly less than the maximum.

Response: If we raise only the minimum amount of the offering or significantly less than the maximum, our business plan will be greatly scaled down and we will focus on acquiring a distressed asset or REO property. Please see page 129 for disclosure in this regard.

Prior Performance Summary, page 126

27.	We note your statement on page 126 that you do not include the prior performance information for the Resource America-sponsored REITs “because they do not invest primarily in real estate; rather they invest primarily in commercial mortgage-backed securities, mezzanine loans, mortgages and other real estate related debt securities.” Please note that commercial mortgage-backed securities, mezzanine loans, mortgages and other real estate related debt would be considered real estate assets. Please revise your disclosure accordingly and provide the applicable prior performance information for the Resource America-sponsored REITS.

Response: We have revised to include prior performance information for Resource Capital Corp and RAIT Financial, Inc. in the narrative summary and, to the extent applicable, the Guide 5 tables. We note to the Staff that RAIT Financial was sponsored by Resource America more than 10 years ago. As part of a merger in December 2006, RAIT Financial and Resource America are no longer affiliated.

28.	We note that you have only provided tables that detail the program’s owned interests in real properties. Please revise your prior performance summary and tables to disclose all real estate assets, including mortgages and other real estate-related debt instruments. For example only, we note that Resource Real Estate Investors 6, L.P. also owns three subordinated notes and one of its loans has been placed on non-accrual status. Please revise your disclosure accordingly for all programs.

Response: We have revised our prior performance summary and tables to include mortgages and other real estate-related debt instruments.

29.	Please disclose the liquidation target date for each prior program.

Response: We have revised to disclose that the liquidation date for each prior program is eight to ten years following the commencement of the offering, other than the Resource Real Estate Opportunity Fund, which is to be liquidated four to six years following the commencement of its offering.

Securities and Exchange Commission

September 15, 2009

30.	We note footnote 1 for each table in the prior performance summary. Please revise to clarify what you mean by ‘acquisition costs’ and quantify such fees, either by cross-reference to the appropriate table or otherwise.

Response: Pursuant to the Staff’s request, we have revised to clarify in new footnote 2 that acquisition costs include property acquisition fees, legal costs, due diligence fees, transfer taxes, filing fees and other costs incurred in connection with closing. Further, we have also quantified these fees in a new column that has been added.

31.	We note that distributions in RREI have been funded since January 2008 from operating cash flow and advances from its general partner. Please clarify the amount funded from advances from its general partner and whether any other Resource Real Estate sponsored programs have received advances from the general partner or whether the general partner or an affiliate has agreed to waive or defer all or a portion of the acquisition, asset management or other fees due them or otherwise supplement investor returns in order to increase the amount of cash available for distributions to investors.

Response: We have revised our disclosure to clarify the amounts funded from advances and whether there have been any waivers or deferrals of the acquisition, asset management or other fees.

Description of Shares, page 162

32.	The statement that all of the common stock offered will be “duly authorized, fully paid, validly issued and non-assessable” is a legal conclusion that you are not qualified to make. Please revise to disclose that you have received an opinion of counsel to this effect and file counsel’s consent to be named in this section or delete the statement.

Response: When received per this offering, we will revise our disclosure to confirm that we have received an opinion of counsel to this effect. Similarly, we will file the appropriate consent.

Share Redemption Program, page 173

33.

Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your redemption program. Please consider all the elements of your share redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). For example, under the relief granted by the Division, the number of shares to be repurchased by a company under a redemption plan will generally not exceed 5 percent of the number of shares outstanding during a 12-month period. To

Securities and Exchange Commission

September 15, 2009

the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response: The Company understands that it is responsible for analyzing the applicability of the tender offer rules and the availability of any exemption. We have considered applicable SEC Division of Corporation Finance no-action letters. Based upon an analysis of Rule 13e-4 and Regulation 14E, the no-action letters cited above and the terms of the Company’s plan, we believe that the Company’s program is consistent with the relief granted by the Staff in the above-referenced no-action letters.

Appendix A – Prior Performance Tables, page A-1

34.	We note in the introductory narrative to these tables that you state it is a summary of programs that have closed offerings. In the tables, however, we note that the offerings by Resource Real Estate Investors 7, L.P. and Resource Real Estate Opportunity Fund, L.P. have not yet closed. Please revise or advise.

Response: We have revised the introductory narrative to confirm that as of the date of this response letter, Resource Real Estate Opportunity Fund, L.P. has not yet closed.

35.	Please revise the introduction to the tables to include a discussion of the factors the sponsor considered in determining which previous programs had similar investment objectives to your investment objectives.

Response: We have revised the introduction to the tables to include a brief discussion of those factors considered in determining which prior programs had similar investment objectives to this program. We note in the revised disclosure that all of the prior programs, other than Resource Real Estate Opportunity Fund and Resource Capital Corp, invested in stabilized multifamily properties, but for longer holding periods, and that Resource Real Estate Opportunity Fund and Resource Capital Corp invest in distressed debt and REO.

Part II. Information Not Required In Prospectus, page II-1

Item 32.	Sales to Special Parties, page II-1

36.	We note that certain people may purchase shares in this offering at a discounted price under the “friends and family” program. Please expand your disclosure to discuss how many shares will be offered at this price and include similar disclosure in your “Plan of Distribution” section.

Securities and Exchange Commission

September 15, 2009

Response: We have revised to expand our disclosure in Item 32. of Part II of this registration statement and in the “Plan of Distribution” section to disclose that 5% of the maximum aggregate primary offering, or 3,750,000 shares of our common stock, may be offered as part of our friends and family program.

Item 36.	Financial Statements and Exhibits

37.	We note that you have filed, or will file in an amendment, the “form” of many exhibits, such as your articles of incorporation, bylaws, dealer manager agreement and advisory agreement. Please file the actual exhibits or explain why you have only filed the forms of such exhibits.

Response: Prior to effectiveness, we will file the actual exhibits, except that the Subscription Agreement will be a form of Subscription Agreement because we do not want investors to complete the version filed with the SEC.

38.	Please file the legal and tax opinions with the next amendment or provide draft opinions for us to review. We must review the opinions before we declare the registration statement effective and we may have additional comments.

Response: Counsel to the Company will submit supplementally draft legal and tax opinions to the Staff.

We greatly appreciate the Staff’s assistance in processing this filing. If you should have any questions about this letter or require any further information, please call Neil Miller at (202) 799-4215 or me at (919) 786-2002.

Very truly yours,

DLA Piper US LLP

/s/ Robert H. Bergdolt
Robert H. Bergdolt
Partner

Cc:	Jennifer Gowetski, SEC Senior Counsel

Eric McPhee, SEC Senior Accountant

Alan F. Feldman, Resource Real Estate Opportunity REIT, Inc.